SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON APRIL 4, 2019.

Corporate Taxpayer (CNPJ/MF) No.: 33.042.730/0001-04

State Registry No.: 35300396090

1.                  Date: April 4, 2019.

2.                  Time: 9:00 a.m.

3.                  Venue: Av. Brig. Faria Lima, 3400, 20º andar, São Paulo – SP

4.                  Call Notice: Waived in view of the presence of all members of the Board of Directors.

5.                  Attendance: Benjamin Steinbruch (Chairman), Léo Steinbruch, Yoshiaki Nakano, Antonio Bernardo Vieira Maia and Fabiam Franklin – Board Members; Claudia Maria Sarti – General Secretary of the Board of Directors, with the meeting taking place pursuant to Article 15, Paragraph 2, of the Company’s Bylaws.

6.                  Agenda: 6.1 – Issue and Repurchase of Bonds. 6.2 – General matters.

7.                  Matters discussed: 7.1. The Board of Directors (“Board”), by unanimous votes of all the attending members, pursuant to Article 19, items XX and XXI of the Company’s Bylaws, resolved on: Issue and Repurchase of Bonds - (a) to approve the issue of up to US$1,500 million, through the subsidiary CSN Resources S.A., a joint-stock company (société anonyme), established under the laws of Luxemburg (“CSN Resources”), of debt securities, known as Notes, to be allocated in the international market and offered to qualified investors resident and domiciled in the United States of America, based on the regulations set by the Securities and Exchange Commission, particularly “Rule 144A” and in other countries, except in Brazil and the United States of America, based on “Regulation S” (“Notes”) and/or by the reissuing of 7.625% Senior Unsecured Guaranteed Notes, with maturity in 2023, issued by CSN Resources (“Issue”). The other characteristics of the Issue and Notes will be duly described in the documents related to the Issue, including, but not limited to, the  Indenture and/or the Supplemental Indenture to be signed among the parties involved in the Issue; (b) authorize the granting, by the Company, of an irrevocable, unconditional and full guarantee for the payment of all para obligation related to the Notes and the Issue, pursuant to the terms of the Indenture and/or Supplemental Indenture; (c) approve the repurchase of the following outstanding debt securities in the international market (“Offer to Purchase”): (i) 6.875% Senior Unsecured Guaranteed Notes, with maturity in 2019, issued by CSN Islands XI Corp. (“Notes 2019”); and (ii) 6.50% Senior Unsecured Guaranteed Notes, with maturity in 2020, issued by CSN Resources (“Notes 2020”). The Offer to Purchase will prioritize the repurchase of the Notes 2019 e subsequently the repurchase of Notes 2020, in such a way that the total amount for the Notes 2020 enabled for repurchase does not surpass the total Notes amount, excluding the amounts for Notes 2019 valid for the offer and authorized repurchase, pursuant to the terms and conditions provided in the Offer to Purchase and the granting of guarantees stated in aforementioned item (b); (d) authorize the Executive Board of CSN Resources, CSN Islands XI Corp and the Company, as the case may be, to carry out all necessary acts for the execution of the Offer to Purchase and the granting of guarantees pursuant to the terms of aforementioned item (b), including, but not limited to, (i) the setting of a maturity term and remuneration for the Notes; (ii) the engagement of institutions for the allocation and services required for the execution of the Offer to Purchase;

(iii) the negotiation and execution of all the instruments necessary to carry out the Issue and the Offer to Purchase, including, but not limited to, the Indenture, Offering Memorandum, Offer to Purchase, Purchase Agreement and Dealer Management Agreement; being ratified the acts already practiced by the Executive Board of CSN Resources, CSN Islands XI Corp and the Company within the scope of the Issue, the Offer to Purchase and the granting of guarantees pursuant to the terms of aforementioned item (b) pursuant to the terms of aforementioned item (b). Members of the Executive Board are authorized to take all necessary measures to carry out the aforementioned resolution, provided that the limits and conditions established in this act by the Board are observed, and the Executive Board is also authorized to negotiate the other contractual conditions, and may therefore sign contracts, amendments, securities, liens and guarantees and any other documents necessary to carry out this resolution, pursuant to the Bylaws. 2 – General matters – There being no further matters to discuss, the meeting was adjourned, and these minutes were written-up, read, approved and signed by the attending members.

This is a free English translation of the original minutes filed at the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti

General Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 5, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.